UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-34893

Standard AVB Financial Corp.
(Exact name of registrant as specified in its charter)

2640 Monroeville Boulevard, Monroeville, Pennsylvania 15146
(412) 856-0363
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15(d)-6	[ ]
Rule 15(d)-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: -0-

Pursuant to the requirements of the Securities Exchange Act of 1934, Standard AVB Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 16, 2021	By:	/s/ Michael J. Brown
Michael J. Brown
Counsel for Dollar Mutual Bancorp
(Successor by merger to Standard AVB Financial Corp.)